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                     [Preston Gates & Ellis LLP Letterhead]



                                 April 19, 2005


Julia E. Griffith, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Alaska Air Group, Inc.
        Amendment No. 2 Preliminary Proxy Statement
        Responses to your comment letter of April 18, 2005
        File no. 001-08957


Dear Ms. Griffith:

     On behalf of our client, Alaska Air Group, Inc. (the "Company"), we supplement our letter of April 18, 2005 that set forth responses to the Staff's comment letter dated April 18, 2005. In this letter, we focus only on your comment no. 3. In connection with this letter, the Company is not further revising its revised preliminary proxy materials submitted in April 9, 2005.


WHAT IF I CHANGE MY MIND AFTER I SUBMIT MY PROXY?  PAGE 3
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     3.   COMMENT: Please revise to carefully describe how a verbal, or telephonic, proxy may revoke an earlier writing, or advise.

          RESPONSE: Our response in our letter of April 18, 2005 was as follows:

               We have made it clear that a telephonic proxy may revoke an earlier writing.

               As we read your comment, we sense that you may have doubts that a telephonic proxy may revoke an earlier dated written proxy. After receipt of your letter, the Company confirmed that the technology is such that records are kept so that a telephonic proxy would in fact revoke an earlier written proxy. Other companies have disclosure consistent with this position. For example, in definitive material filed on March 10, 2005, Praxair stated:

                    Revocation of Proxy You may revoke your proxy at any time before it is voted by filing with Praxair's Secretary a written revocation, by timely delivery of a properly completed, later-dated proxy (including by Internet or telephone), or by voting in person at the Annual Meeting.


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          We supplement that response as follows.

          It may be that your comment has in mind a practice that ADP changed last year. Until last year, ADP, acting as agent for brokers, would not allow beneficial holders to use electronic means of giving voting instructions, by telephone or Internet, in the event of a proxy contest. Thus, where there was a contest, beneficial holders who received voting instruction forms from ADP could only respond by mail and could not give instructions by telephone or Internet. That is no longer the case. Under ADP's former practice, in the event of a proxy contest, a telephonic instruction could not revoke an earlier-dated written vote. But now in a proxy contest, a telephonic instruction will revoke an earlier-dated written vote. (In any case, the former ADP rule against electronic voting would not have applied to the current situation. It is our understanding that ADP, acting on behalf of brokers, used to disable electronic voting only in the event that there was a contest for purposes NYSE Rule 452. There was no contest for purposes of Rule 452 last year, and based on our reading of the insurgents' preliminary proxy material, there will be no Rule 452 contest this year. So even if ADP's rule still were in effect, it would not apply to this situation.)

          Record holders respond to Equiserve (the transfer agent) in order to grant a proxy and Equiserve's system now allows, and in the past has allowed, the use of electronic voting in addition to mail voting and does not and did not have a rule disabling the use of electronic voting in the event of a proxy contest. The issue of whether a telephonic proxy will revoke an earlier-dated written proxy does not now and has not in the past been an issue for record holders.


     We hope that the foregoing adequately responds to the concerns of the Staff. Please do not hesitate to contact me at (206) 370-5933 or Chris K. Visser at (206) 370-8343 if you have any questions or further comments with respect to the foregoing.

     Please feel free to call me with any comments or questions. Time is very short for us and whatever we can do to resolve issues today or tomorrow, we will do.

                                   Very truly yours,

                                   Preston Gates & Ellis LLP



                                   By /s/ William Gleeson
                                       William Gleeson


cc:     Peter Kraus
        Shannon Alberts
        Chris K. Visser